

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2021

Robert I. Kauffman
Chairman and Chief Executive Officer
Aldel Financial Inc.
105 S. Maple Street
Itasca, IL 60143

   Re: Aldel Financial Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed August 27, 2021
     File No. 001-40244

Dear Mr. Kauffman:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Finance

cc: Janeane R. Ferrari